Exhibit 3.1

ELECTRONICS FOR IMAGING, INC.

CERTIFICATE OF AMENDMENT OF BY-LAWS

The undersigned, being the duly acting and appointed Secretary of Electronics For Imaging, Inc., a Delaware corporation (the “Company”), hereby certifies that the Board of Directors of the Company amended the Company’s By-Laws at a meeting of the Board of Directors held on June 25, 2007, as follows:

1. Article V, Section 1 of the Company’s By-Laws was deleted in its entirety and replaced with the following:

“Section 1. The officers of the Corporation shall be elected by the board of directors and shall be a chairman of the board, a chief executive officer, a president, one or more vice presidents and a secretary. The chairman of the board shall be chosen from among the non-employee members of the board of directors. The board of directors may also elect a treasurer and one or more assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the certificate of incorporation or these by-laws otherwise provide.”

2. Article V, Section 6 of the Company’s By-Laws was deleted in its entirety and replaced with the following:

“Section 6. The chairman of the board shall preside at all meetings of the stockholders and the board of directors at which he or she is present, and shall exercise and perform such other powers and duties as may from time to time be assigned to him or her by the board of directors or as may be prescribed by these by-laws.”

3. Article V, Section 7 of the Company’s By-Laws and the section heading immediately preceding Article V, Section 7 were deleted in their entirety and replaced with the following:

“THE CHIEF EXECUTIVE OFFICER AND THE PRESIDENT

Section 7. The chief executive officer shall be the principal executive officer of the Corporation, shall have general and active management and control of the business of the Corporation, shall see that all orders and resolutions of the board of directors are carried into effect, and shall have general supervision and direction of all of the other officers, employees and agents of the Corporation. The chief executive officer may sign bonds, mortgages, certificates for shares and all other contracts, instruments and documents whether or not under the seal of the Corporation except in cases where the signing and execution thereof shall be expressly delegated by law, by the board of directors or by these by-laws to some other officer or agent of the Corporation. In the absence or disability of the chief executive officer or in the event of his inability or refusal to act, the president shall perform the duties of the chief executive officer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the chief executive officer. At all other times the president shall have the active management and control of the business of the Corporation under the general supervision of the chief executive officer. The president shall have concurrent power with the chief executive officer to sign bonds, mortgages, certificates for shares and other contracts, instruments and documents, whether or not under the seal of the Corporation except in cases where the signing and execution thereof shall be expressly delegated by law, by the board of directors, or by these by-laws to some other officer or agent of the Corporation. In general, the president shall perform all duties incident to the office of president and such other duties as the chief executive officer or the board of directors may from time to time prescribe.”

Dated: June 29, 2007

/s/ James L. Etheridge
James L. Etheridge, Secretary

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